SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)
                               (Amendment No. 2)*

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                          John Q. Hammons Hotels, Inc.
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                                (Name of Issuer)


                      Class A Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                    408623106
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                                 (CUSIP Number)

                             Gerald A. Eppner, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-6286
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 31, 2005
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            (Dates of Event Which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                  SCHEDULE 13D
                                  ------------

      This Amendment No. 2 ("Amendment No. 2") to the Schedule 13D (the "Schedule 13D") of JQH Shareholders for Fair Play (the "Committee") is being filed to report the agreement by each of the Reporting Persons to support a proposal by a third party to offer to purchase all or any and all of the Common Stock held by unaffiliated stockholders of the Issuer, and to update Items 1, 4, 6 and 7 of the Schedule 13D filed by the Reporting Persons on October 26, 2004, as amended by Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") on November 18, 2004.

      The Reporting Persons understand that the third party, the Prospective Bidder (defined below in Item 6), will file a Schedule 13D with the SEC separate and apart from this Schedule 13D. To the extent that the Prospective Bidder and each of the Reporting Persons determine that a group, within the meaning of
Section 13(d)(3) of the Exchange Act, has been formed as a result of the agreements between the Prospective Bidder and each of the Reporting Persons, the Reporting Persons shall join in the filing of such Schedule 13D and shall amend this Schedule 13D as necessary. The Reporting Persons have filed this Amendment No. 2 to reflect the information set forth below. Additionally, the Reporting Persons and the Prospective Bidder, as well as any other person or persons who may act in concert with the Prospective Bidder, may be deemed to be a separate "group" within the meaning of Section 13(d)(3) of the Exchange Act, but each Reporting Person currently disclaims membership in any such separate "group" with the Prospective Bidder or any person or persons who may act in concert with the Prospective Bidder.

      Other than as set forth below, to the best knowledge of the Reporting Persons, there has been no material change in the information set forth in response to Items 2, 3 and 5 of the Schedule 13D, as amended. Accordingly, Items 2, 3 and 5 are omitted from this Amendment No. 2.


Item 1.     Security and Issuer

      Item 1 to the Reporting Persons' Schedule 13D is amended to delete the final sentence and to be replaced with:

      "The number of issued and outstanding shares of Common Stock as of November 9, 2004, as reported in the Issuer's Form 10-Q filed on November 12, 2004, is 4,932,724."


Item 4.     Purpose of the Transaction

      The last paragraph of Item 4 to the Reporting Persons' Schedule 13D shall be amended to delete in its entirety the sixth paragraph (last) and replace it with the following:

            "Except as set forth above and in Item 6 below, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition or disposition by any person of a material number of additional securities of the Issuer;
            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
            (i) causing a class of equity securities of the Issuer to become eligible for termination of a registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above."


Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

      Item 6 to the Reporting Persons' Schedule 13D is deleted in its entirety and replaced with the following:

            "Although the Reporting Persons do not have a written agreement at this time which sets forth the terms of their participation in the Committee, they have agreed to take concerted action to obtain fair value for the Common Stock held by the unaffiliated stockholders of the Issuer.

            On January 31, 2005, each of the Reporting Persons entered into an agreement (the "Stockholders Agreement") with JQH Acquisition LLC (the "Prospective Bidder") (the form of which is attached to this filing as Exhibit 3 and incorporated herein by reference), pursuant to which each of the Reporting Persons agreed, subject to the Prospective Bidder's delivery to the Special Committee not later than January 31, 2005, of a written proposal to commence a fully-financed, bona fide offer, subject only to certain limited, customary conditions including reaching an agreement with John Q. Hammons, to purchase all or in the case of a tender offer, any and all of the Common Stock of the Issuer at a purchase price of not less than $24.00 per share for the term of the Stockholders Agreement, which can be extended through

            October 31, 2005, by the Prospective Bidder under certain conditions. The Reporting Persons would also support and vote in favor of the Prospective Bidder's offer and against any other competitive proposal or other proposal that is inconsistent with or detrimental to the expeditious consummation of Prospective Bidder's offer.

            In the event the Reporting Persons sell (or are eligible to sell) Common Stock in a transaction pursuant to the Prospective Bidder's offer or a similar offer by a third party made during the term of the Stockholders Agreement at a price above $24.00 per share, each Reporting Person will pay to the Prospective Bidder an amount equal to 20% of his, her or its sale price (or available sale price) above $24.00 per share for each share that the Reporting Person owned.

            Except for the arrangements described in this Item 6, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies."


Item 7.     Materials to be Filed as Exhibits


Exhibit 3 Form of Stockholders Agreement between each of the Reporting Persons and JQH Acquisition LLC, a Delaware limited liability company.

                                  SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 2, 2005



                                              /s/  James M. Clark Jr.
                                              ----------------------------------
                                               James M. Clark, Jr.



                                              /s/  R. Scott Asen
                                              ----------------------------------
                                              R. Scott Asen



                                              /s/  Gifford Combs
                                              ----------------------------------
                                              Gifford Combs



                                              /s/  Stephen J. Clearman
                                              ----------------------------------
                                              Stephen J. Clearman